SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)*

Ampal-American Israel Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032015 10 9

(CUSIP Number)

Yosef A. Maiman

Ohad Maiman

Noa Maiman

Yoav Maiman

Di-Rapallo Holdings Ltd.

Merhav (M.N.F.) Ltd.

De Majorca Holdings Ltd.

33 Havazelet Hasharon St.

Herzliya, Israel 46105

972-9-9501735

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 2 of 27

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yosef A. Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,418,623
	8	SHARED VOTING POWER 28,500,285
	9	SOLE DISPOSITIVE POWER 6,418,623
	10	SHARED DISPOSITIVE POWER 28,500,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,918,908 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 3 of 27

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Ohad Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 28,500,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 28,500,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 4 of 27

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Noa Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 28,500,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 28,500,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 5 of 27

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yoav Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 28,500,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 28,500,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 6 of 27

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Di-Rapallo Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 9,650,132
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 9,650,132
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,132 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 7 of 27

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Merhav (M.N.F.) Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,043,623
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 6,043,623
	10	SHARED DISPOSITIVE POWER None.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,043,623 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 8 of 27

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) De Majorca Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 18,850,153
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 18,850,153
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,850,153 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 9 of 27

This statement constitutes Amendment No. 9 to the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by the Reporting Persons in connection with the ownership of the Class A stock, $1.00 par value (the “Class A Stock”), of Ampal-American Israel Corporation, a New York corporation (the “Issuer”). Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (b), (c), (f) This Schedule 13D is being filed by or on the behalf of Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru (“Mr. Maiman”), Ohad Maiman, a citizen of the State of Israel, Noa Maiman, a citizen of the State of Israel, Yoav Maiman, a citizen of the State of Israel, Di-Rapallo Holdings Ltd., an Israeli corporation (“Di-Rapallo”), Merhav (M.N.F.) Ltd., an Israeli corporation (“Merhav”) and De Majorca Holdings Ltd., an Israeli corporation (“De Majorca”). Mr. Maiman, Ohad Maiman, Noa Maiman, Di-Rapallo, Merhav and De Majorca are hereinafter collectively referred to as the “Reporting Persons.”

The business address of each Reporting Person is 33 Havazelet Hasharon St., Herzliya, Israel.

Mr. Maiman is currently the President of Merhav and Chairman, President and Chief Executive Officer of the Issuer.

Ohad Maiman is currently a resident of New York, New York and is involved in the entertainment and media industries.

Noa Maiman is a resident of Israel and is involved in the entertainment and media industries.

Yoav Maiman is a resident of Israel and currently a student.

Di-Rapallo was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of Di-Rapallo. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of Di-Rapallo (which are owned by Ohad Maiman, son of Mr. Maiman, Noa Maiman, daughter of Mr. Maiman and Yoav Maiman, son of Mr. Maiman). Mr. Maiman, Ohad Maiman, Noa Maiman and Yoav Maiman are the sole directors of Di-Rapallo.

Merhav is an international project development company based in Israel, which is wholly-owned by Mr. Maiman.

De Majorca was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of De Majorca. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of De Majorca (which are owned by Ohad Maiman, Noa Maiman and Yoav Maiman). Mr. Maiman, Ohad Maiman, Noa Maiman and Yoav Maiman are the sole directors of De Majorca.

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 10 of 27

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As previously disclosed, Merhav entered into a trading plan meeting the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, (the “Trading Plan”) with Citigroup Global Markets, Inc. on June 13, 2008 for the purchase of shares of Class A Stock. Between August 15, 2008 and October 3, 2008, inclusive, Merhav (i) has purchased 350,084 shares of Class A Stock through the Trading Plan for an approximate aggregate purchase price of $1,495,928, and (ii) has purchased 27,050 shares of Class A Stock outside of the Trading Plan on the Tel Aviv Stock Exchange (the “TASE”) for an approximate aggregate purchase price of $100,362. In addition to these purchases, on September 16, 2008, Merhav purchased 528,583 shares of Class A Stock in a negotiated transaction reported on the TASE for an aggregate purchase price of $2,126,807. All such purchases made by Merhav through the Trading Plan and outside of the Trading Plan on the TASE were for cash, and the funds for these purchases were obtained through short term loans from Union Bank of Israel Ltd. (“UBI”). The loans have a term of one year and carry an interest rate of LIBOR plus 2.00% per annum.

Annex A annexed hereto sets forth all such purchases made by Merhav through the Trading Plan on the NASDAQ Global Market (the “NASDAQ”) and outside of the Trading Plan on the TASE.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information disclosed above in Item 3 of this Amendment No. 9 is incorporated in this Item 4 by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)       Based on 58,086,165 shares of Class A Stock outstanding as of October 27, 2008 (as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 5, 2008), and after taking into account the potential issuance of an additional 375,000 shares of Class A Stock underlying the Options (as defined below) which are deemed to be beneficially owned by Mr. Maiman as of the date hereof (as described in Item 5(b) below), the group comprised of the Reporting Persons is the beneficial owner of 34,918,908 shares of Class A Stock, representing approximately 59.7% of the issued and outstanding Class A Stock. As described in Item 5(b) below, (i) Mr. Maiman may be deemed to be the beneficial owner of 34,918,908 shares of Class A Stock, representing approximately 59.7% of the issued and outstanding Class A Stock, (ii) each of Ohad

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 11 of 27

Maiman, Noa Maiman and Yoav Maiman may be deemed to be the beneficial owner of 28,500,285 shares of Class A Stock, representing approximately 49.1% of the issued and outstanding Class A Stock, (iii) Di-Rapallo may be deemed the beneficial owner of 9,650,132 shares of Class A Stock, representing approximately 16.6% of the issued and outstanding Class A Stock, (iv) Merhav may be deemed to be the beneficial owner of 6,043,623 shares of Class A Stock, representing approximately 10.4% of the issued and outstanding Class A Stock and (v) De Majorca may be deemed to be the beneficial owner of 18,850,153 shares of Class A Stock, representing approximately 32.5% of the issued and outstanding Class A Stock.

(b) Merhav and Mr. Maiman (by virtue of his 100% ownership interest in Merhav) each have the sole power to vote or direct the vote or to dispose or to direct the disposition of the 6,043,623 shares of Class A Stock beneficially owned by Merhav (the “Merhav Shares”). By virtue of the formation of the group, each of Ohad Maiman, Noa Maiman, Yoav Maiman, Di-Rapallo and De Majorca may be deemed to share the power to vote the Merhav Shares but have no rights with respect to the disposition of the Merhav Shares. Each of Ohad Maiman, Noa Maiman, Yoav Maiman, De Majorca and Di-Rapallo expressly disclaims beneficial ownership of the Merhav Shares and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons beneficially own the Merhav Shares.

De Majorca has the sole power to vote or direct the vote or to dispose or to direct the disposition of 18,850,153 shares of Class A Stock (the “De Majorca Shares”). Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of De Majorca. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of De Majorca (which are owned by Ohad Maiman, Noa Maiman and Yoav Maiman). Mr. Maiman by virtue of his ownership of one-fourth of the voting shares of De Majorca and the option to acquire the remaining voting shares of De Majorca may be deemed to share with De Majorca and the other individuals the power to vote or direct the vote and to dispose of or to direct the disposition of all of the De Majorca Shares. Ohad Maiman, Noa Maiman and Yoav Maiman, each by virtue of their respective ownership of one-fourth of the voting shares of De Majorca, may be deemed to share with De Majorca and the other individuals the power to vote or direct the vote and to dispose or direct the disposition of all of the De Majorca Shares. Additionally, by virtue of the formation of the group, Merhav and Di-Rapallo may be deemed to share the power to vote the De Majorca Shares but have no rights with respect to the disposition of the De Majorca Shares. Each of Merhav and Di-Rapallo expressly disclaim beneficial ownership of the De Majorca Shares and the filing of this Schedule 13D shall not be construed as an admission that Merhav or Di-Rapallo beneficially own the De Majorca Shares.

Di-Rapallo has the sole power to vote or direct the vote or to dispose or to direct the disposition of 9,650,132 shares of Class A Stock (the “Di-Rapallo Shares”). Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of Di-Rapallo. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of Di-Rapallo (which are owned by Ohad Maiman, Noa Maiman and Yoav Maiman). Mr. Maiman by virtue of his ownership of one-fourth of the voting shares of Di-Rapallo and the option to acquire the remaining voting shares of Di-Rapallo may be deemed to share with Di-Rapallo and the other individuals the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Di-Rapallo Shares. Ohad Maiman, Noa Maiman and Yoav Maiman, each by virtue of their respective ownership of one-fourth of the voting shares of Di-Rapallo, may be deemed to share with Di-Rapallo and the other individuals the power to vote or direct the vote and to dispose or direct the disposition of all of the Di-Rapallo Shares. Additionally, by virtue of the formation of the group, Merhav and De Majorca may be deemed to share the power to vote the Di-Rapallo Shares but have no rights with respect to the disposition of the Di-Rapallo Shares. Each of Merhav and De Majorca expressly disclaim beneficial ownership of the Di-Rapallo Shares and the filing

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 12 of 27

of this Schedule 13D shall not be construed as an admission that Merhav or De Majorca beneficially owns the Di-Rapallo Shares.

As previously disclosed, (i) on August 16, 2002, Mr. Maiman was granted options to purchase 250,000 shares of Class A Stock at $3.12 per share, which options vested in equal installments of 15,625 shares of Class A Stock beginning on November 16, 2002 and each three month anniversary thereafter, with the last installment vesting on August 16, 2006, and (ii) on December 12, 2006, Mr. Maiman was granted additional options to purchase 250,000 shares of Class A Stock at $5.06 per share, which options vested in equal installments of 15,625 shares of Class A Stock beginning on March 12, 2007 and each three month anniversary thereafter, with the last installment vesting on December 12, 2010. On December 8, 2008, the Issuer repriced the foregoing options to purchase 500,000 shares of Class A Stock by cancelling such options and granting to Mr. Maiman options to purchase 500,000 shares of Class A Stock at $1.17 per share, which options vest as follows: (a) options to purchase 359,375 shares were vested and exercisable on December 8, 2008 and (b) options to purchase 140,625 shares vest and become exercisable in installments of 15,625 shares, beginning on December 12, 2008 and each three month anniversary thereafter, with the last installment vesting on December 12, 2010 (collectively, the “Options”). As of the date hereof, Mr. Maiman has not exercised any of the Options, and 375,000 shares of Class A Stock underlying the Options are beneficially owned by Mr. Maiman as of the date hereof. By virtue of the formation of the group, each of Merhav, Di-Rapallo, De Majorca, Ohad Maiman, Noa Maiman and Yoav Maiman may be deemed to share the power to vote the Options but have no rights with respect to the disposition of the Options. Each of Merhav, Di-Rapallo, De Majorca, Ohad Maiman, Noa Maiman and Yoav Maiman expressly disclaims beneficial ownership of the Options and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons beneficially own the Options.

The repricing described above was effected pursuant to a Stock Option Certificate entered into between Mr. Maiman and the Issuer, the form of which was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2008.

(c) Other than as described in this Schedule 13D and in Annex A annexed hereto, none of the Reporting Persons has effected any transactions in the shares of Class A Stock since the filing of Amendment No. 8 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described in Item 3 above, Merhav is financing its open market purchases made on the NASDAQ through its Trading Plan and its other purchases made on the TASE outside of the Trading Plan with short term loans from UBI. As stated above, the loans have a term of one year and carry an interest rate of LIBOR plus 2.00% per annum.

The information contained in Item 5 above related to the Options is incorporated herein by reference as if fully set forth herein.

As previously disclosed, in recognition of the Maiman family’s strong connection with the Issuer and the Reporting Persons’ common goals and objectives as shareholders, the Reporting Persons have agreed, in order to ensure the orderly management and operation of the Issuer, that they shall vote

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 13 of 27

together in the same manner at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer. In light of their agreement to vote together, the Reporting Persons hereby acknowledge that they have formed a “group” within the meaning of Rule 13d-5(b)(1) of the Act.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of December 29, 2008, among Yosef A. Maiman, Di-Rapallo Holdings Ltd., Merhav (M.N.F.) Ltd., De Majorca Holdings Ltd., Ohad Maiman, Noa Maiman and Yoav Maiman.
2.

Form of Stock Option Certificate pursuant to the 2000 Incentive Plan for Repricing of Options entered into by Ampal-American Israel Corporation and Yosef A. Maiman on December 8, 2008 (filed as Exhibit 10.1 to Ampal-American Israel’s Current Report on Form 8-K, filed with the SEC on December 12, 2008, and incorporated herein by reference).

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 14 of 27

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2008

/s/ Yosef A. Maiman
Yosef A. Maiman

/s/ Ohad Maiman
Ohad Maiman

/s/ Noa Maiman
Noa Maiman

/s/ Yoav Maiman
Yoav Maiman

DI-RAPALLO HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

MERHAV (M.N.F.) LIMITED

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Chariman of the Board of Directors

DE MAJORCA HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 15 of 27

ANNEX A

The following is a list of purchases of shares of Class A stock, $1.00 par value (the “Class A Stock”), of Ampal-American Israel Corporation, a New York corporation (the “Issuer”), effected by Merhav (M.N.F.) Ltd., an Israeli corporation (“Merhav”), since the filing of Amendment No. 8 to the Statement on Schedule 13D and prior to the date hereof. Purchases made on the NASDAQ Global Market (the “NASDAQ”) (as indicated in the table below) were effected pursuant to a trading plan meeting the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, (the “Trading Plan”) entered into with Citigroup Global Markets, Inc. on June 13, 2008. In addition to purchases made on the NASDAQ through the Trading Plan, Merhav also made purchases of shares of Class A Stock on the Tel Aviv Stock Exchange (the “TASE”), as indicated in the table below.

No.	Shares Purchased	Price Per Share	Date	Exchange
1	400	$5.49	8/15/2008	NASDAQ
2	10,600	$5.50	8/15/2008	NASDAQ
3	200	$5.51	8/15/2008	NASDAQ
4	400	$5.52	8/15/2008	NASDAQ
5	200	$5.53	8/15/2008	NASDAQ
6	100	$5.68	8/15/2008	NASDAQ
7	2,088	$5.34	8/18/2008	NASDAQ
8	400	$5.36	8/18/2008	NASDAQ
9	600	$5.37	8/18/2008	NASDAQ
10	1,900	$5.38	8/18/2008	NASDAQ
11	200	$5.39	8/18/2008	NASDAQ
12	700	$5.41	8/18/2008	NASDAQ
13	1,400	$5.42	8/18/2008	NASDAQ
14	2,944	$5.44	8/18/2008	NASDAQ
15	768	$5.45	8/18/2008	NASDAQ
16	303	$5.28	8/19/2008	NASDAQ
17	100	$5.34	8/19/2008	NASDAQ
18	1,100	$5.35	8/19/2008	NASDAQ
19	1,100	$5.38	8/19/2008	NASDAQ
20	2,373	$5.39	8/19/2008	NASDAQ
21	1,050	$5.40	8/19/2008	NASDAQ
22	800	$5.41	8/19/2008	NASDAQ
23	900	$5.42	8/19/2008	NASDAQ
24	900	$5.43	8/19/2008	NASDAQ
25	200	$5.44	8/19/2008	NASDAQ
26	500	$5.45	8/19/2008	NASDAQ
27	200	$5.46	8/19/2008	NASDAQ
28	74	$5.47	8/19/2008	NASDAQ
29	300	$5.48	8/19/2008	NASDAQ
30	100	$5.49	8/19/2008	NASDAQ
31	100	$5.50	8/19/2008	NASDAQ
32	900	$5.51	8/19/2008	NASDAQ
33	900	$5.39	8/20/2008	NASDAQ
34	700	$5.40	8/20/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 16 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
35	1,064	$5.41	8/20/2008	NASDAQ
36	1,829	$5.42	8/20/2008	NASDAQ
37	1,800	$5.43	8/20/2008	NASDAQ
38	600	$5.44	8/20/2008	NASDAQ
39	1,600	$5.45	8/20/2008	NASDAQ
40	800	$5.47	8/20/2008	NASDAQ
41	100	$5.49	8/20/2008	NASDAQ
42	1,607	$5.50	8/20/2008	NASDAQ
43	699	$5.18	8/21/2008	NASDAQ
44	1,700	$5.20	8/21/2008	NASDAQ
45	900	$5.21	8/21/2008	NASDAQ
46	900	$5.22	8/21/2008	NASDAQ
47	568	$5.23	8/21/2008	NASDAQ
48	200	$5.24	8/21/2008	NASDAQ
49	13	$5.27	8/21/2008	NASDAQ
50	600	$5.30	8/21/2008	NASDAQ
51	1,487	$5.33	8/21/2008	NASDAQ
52	200	$5.34	8/21/2008	NASDAQ
53	1,000	$5.28	8/22/2008	NASDAQ
54	100	$5.29	8/22/2008	NASDAQ
55	1,256	$5.31	8/22/2008	NASDAQ
56	100	$5.32	8/22/2008	NASDAQ
57	2,273	$5.50	8/22/2008	NASDAQ
58	100	$5.52	8/22/2008	NASDAQ
59	1,400	$5.54	8/22/2008	NASDAQ
60	4,200	$5.55	8/22/2008	NASDAQ
61	71	$5.56	8/22/2008	NASDAQ
62	6	$5.35	8/25/2008	NASDAQ
63	50	$5.36	8/25/2008	NASDAQ
64	828	$5.37	8/25/2008	NASDAQ
65	1,214	$5.38	8/25/2008	NASDAQ
66	2,352	$5.39	8/25/2008	NASDAQ
67	329	$5.40	8/25/2008	NASDAQ
68	5,100	$5.41	8/25/2008	NASDAQ
69	101	$4.98	8/26/2008	NASDAQ
70	1,302	$5.00	8/26/2008	NASDAQ
71	300	$5.08	8/26/2008	NASDAQ
72	900	$5.09	8/26/2008	NASDAQ
73	4,900	$5.10	8/26/2008	NASDAQ
74	700	$5.13	8/26/2008	NASDAQ
75	400	$5.14	8/26/2008	NASDAQ
76	200	$5.15	8/26/2008	NASDAQ
77	800	$5.17	8/26/2008	NASDAQ
78	600	$4.85	8/27/2008	NASDAQ
79	72	$4.86	8/27/2008	NASDAQ
80	1,050	$4.87	8/27/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 17 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
81	969	$4.88	8/27/2008	NASDAQ
82	600	$4.89	8/27/2008	NASDAQ
83	1,200	$4.90	8/27/2008	NASDAQ
84	936	$4.91	8/27/2008	NASDAQ
85	1,250	$4.93	8/27/2008	NASDAQ
86	400	$4.936	8/27/2008	NASDAQ
87	1,002	$4.94	8/27/2008	NASDAQ
88	1,800	$4.96	8/27/2008	NASDAQ
89	1,732	$4.71	8/28/2008	NASDAQ
90	100	$4.7325	8/28/2008	NASDAQ
91	5,915	$4.74	8/28/2008	NASDAQ
92	200	$4.75	8/28/2008	NASDAQ
93	1,100	$4.76	8/28/2008	NASDAQ
94	100	$4.79	8/28/2008	NASDAQ
95	200	$4.80	8/28/2008	NASDAQ
96	532	$4.81	8/28/2008	NASDAQ
97	200	$4.67	8/29/2008	NASDAQ
98	500	$4.69	8/29/2008	NASDAQ
99	360	$4.70	8/29/2008	NASDAQ
100	300	$4.71	8/29/2008	NASDAQ
101	3,303	$4.72	8/29/2008	NASDAQ
102	400	$4.73	8/29/2008	NASDAQ
103	2,843	$4.74	8/29/2008	NASDAQ
104	1,274	$4.76	8/29/2008	NASDAQ
105	300	$4.74	9/2/2008	NASDAQ
106	803	$4.76	9/2/2008	NASDAQ
107	277	$4.77	9/2/2008	NASDAQ
108	1,215	$4.78	9/2/2008	NASDAQ
109	300	$4.79	9/2/2008	NASDAQ
110	300	$4.80	9/2/2008	NASDAQ
111	205	$4.81	9/2/2008	NASDAQ
112	100	$4.84	9/2/2008	NASDAQ
113	400	$4.86	9/2/2008	NASDAQ
114	300	$4.87	9/2/2008	NASDAQ
115	100	$4.95	9/2/2008	NASDAQ
116	280	$4.97	9/2/2008	NASDAQ
117	120	$4.98	9/2/2008	NASDAQ
118	8	$4.99	9/2/2008	NASDAQ
119	1,092	$5.00	9/2/2008	NASDAQ
120	115	$4.72	9/3/2008	NASDAQ
121	20	$4.73	9/3/2008	NASDAQ
122	300	$4.76	9/3/2008	NASDAQ
123	300	$4.78	9/3/2008	NASDAQ
124	1,400	$4.79	9/3/2008	NASDAQ
125	200	$4.80	9/3/2008	NASDAQ
126	391	$4.81	9/3/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 18 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
127	2,492	$4.82	9/3/2008	NASDAQ
128	2,844	$4.83	9/3/2008	NASDAQ
129	100	$4.84	9/3/2008	NASDAQ
130	1,100	$4.86	9/3/2008	NASDAQ
131	400	$4.87	9/3/2008	NASDAQ
132	121	$4.90	9/3/2008	NASDAQ
133	233	$4.88	9/4/2008	NASDAQ
134	800	$4.89	9/4/2008	NASDAQ
135	2,130	$4.90	9/4/2008	NASDAQ
136	900	$4.91	9/4/2008	NASDAQ
137	390	$4.92	9/4/2008	NASDAQ
138	100	$4.93	9/4/2008	NASDAQ
139	474	$4.94	9/4/2008	NASDAQ
140	132	$4.95	9/4/2008	NASDAQ
141	232	$4.97	9/4/2008	NASDAQ
142	3,080	$4.98	9/4/2008	NASDAQ
143	1,312	$5.03	9/4/2008	NASDAQ
144	60	$4.62	9/5/2008	NASDAQ
145	100	$4.69	9/5/2008	NASDAQ
146	700	$4.76	9/5/2008	NASDAQ
147	770	$4.77	9/5/2008	NASDAQ
148	907	$4.78	9/5/2008	NASDAQ
149	300	$4.80	9/5/2008	NASDAQ
150	100	$4.81	9/5/2008	NASDAQ
151	700	$4.82	9/5/2008	NASDAQ
152	440	$4.84	9/5/2008	NASDAQ
153	500	$4.85	9/5/2008	NASDAQ
154	400	$4.86	9/5/2008	NASDAQ
155	100	$4.87	9/5/2008	NASDAQ
156	800	$4.89	9/5/2008	NASDAQ
157	200	$4.75	9/8/2008	NASDAQ
158	447	$4.76	9/8/2008	NASDAQ
159	100	$4.78	9/8/2008	NASDAQ
160	100	$4.79	9/8/2008	NASDAQ
161	100	$4.80	9/8/2008	NASDAQ
162	400	$4.85	9/8/2008	NASDAQ
163	100	$4.87	9/8/2008	NASDAQ
164	1,300	$4.91	9/8/2008	NASDAQ
165	300	$4.94	9/8/2008	NASDAQ
166	300	$4.95	9/8/2008	NASDAQ
167	100	$4.96	9/8/2008	NASDAQ
168	1,351	$4.97	9/8/2008	NASDAQ
169	649	$4.99	9/8/2008	NASDAQ
170	3,146	$5.00	9/8/2008	NASDAQ
171	363	$4.94	9/9/2008	NASDAQ
172	900	$4.96	9/9/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 19 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
173	981	$4.98	9/9/2008	NASDAQ
174	500	$4.99	9/9/2008	NASDAQ
175	1,300	$5.00	9/9/2008	NASDAQ
176	649	$5.01	9/9/2008	NASDAQ
177	800	$5.02	9/9/2008	NASDAQ
178	700	$5.03	9/9/2008	NASDAQ
179	500	$5.04	9/9/2008	NASDAQ
180	1,300	$5.08	9/9/2008	NASDAQ
181	600	$5.09	9/9/2008	NASDAQ
182	219	$4.81	9/10/2008	NASDAQ
183	100	$4.83	9/10/2008	NASDAQ
184	300	$4.85	9/10/2008	NASDAQ
185	400	$4.87	9/10/2008	NASDAQ
186	662	$4.88	9/10/2008	NASDAQ
187	538	$4.91	9/10/2008	NASDAQ
188	200	$4.93	9/10/2008	NASDAQ
189	400	$4.95	9/10/2008	NASDAQ
190	600	$4.98	9/10/2008	NASDAQ
191	2,900	$4.99	9/10/2008	NASDAQ
192	2,081	$5.00	9/10/2008	NASDAQ
193	193	$5.01	9/10/2008	NASDAQ
194	1,100	$4.71	9/11/2008	NASDAQ
195	600	$4.72	9/11/2008	NASDAQ
196	1,200	$4.73	9/11/2008	NASDAQ
197	200	$4.76	9/11/2008	NASDAQ
198	100	$4.78	9/11/2008	NASDAQ
199	600	$4.79	9/11/2008	NASDAQ
200	2,100	$4.80	9/11/2008	NASDAQ
201	600	$4.81	9/11/2008	NASDAQ
202	300	$4.82	9/11/2008	NASDAQ
203	100	$4.84	9/11/2008	NASDAQ
204	687	$4.85	9/11/2008	NASDAQ
205	313	$4.86	9/11/2008	NASDAQ
206	255	$4.87	9/11/2008	NASDAQ
207	438	$4.88	9/11/2008	NASDAQ
208	300	$4.83	9/12/2008	NASDAQ
209	500	$4.84	9/12/2008	NASDAQ
210	404	$4.86	9/12/2008	NASDAQ
211	1	$4.87	9/12/2008	NASDAQ
212	1,296	$4.88	9/12/2008	NASDAQ
213	1,599	$4.89	9/12/2008	NASDAQ
214	100	$4.90	9/12/2008	NASDAQ
215	300	$4.92	9/12/2008	NASDAQ
216	600	$4.94	9/12/2008	NASDAQ
217	2,243	$4.95	9/12/2008	NASDAQ
218	700	$4.96	9/12/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 20 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
219	350	$4.97	9/12/2008	NASDAQ
220	200	$4.98	9/12/2008	NASDAQ
221	100	$4.63	9/15/2008	NASDAQ
222	200	$4.67	9/15/2008	NASDAQ
223	100	$4.68	9/15/2008	NASDAQ
224	733	$4.69	9/15/2008	NASDAQ
225	100	$4.70	9/15/2008	NASDAQ
226	39	$4.72	9/15/2008	NASDAQ
227	100	$4.73	9/15/2008	NASDAQ
228	200	$4.74	9/15/2008	NASDAQ
229	800	$4.75	9/15/2008	NASDAQ
230	234	$4.79	9/15/2008	NASDAQ
231	400	$4.80	9/15/2008	NASDAQ
232	300	$4.81	9/15/2008	NASDAQ
233	1,579	$4.82	9/15/2008	NASDAQ
234	200	$4.83	9/15/2008	NASDAQ
235	200	$4.85	9/15/2008	NASDAQ
236	500	$4.86	9/15/2008	NASDAQ
237	2,100	$4.87	9/15/2008	NASDAQ
238	200	$4.88	9/15/2008	NASDAQ
239	100	$4.92	9/15/2008	NASDAQ
240	6	$4.03	9/16/2008	NASDAQ
241	254	$4.06	9/16/2008	NASDAQ
242	173	$4.10	9/16/2008	NASDAQ
243	400	$4.18	9/16/2008	NASDAQ
244	140	$4.20	9/16/2008	NASDAQ
245	200	$4.21	9/16/2008	NASDAQ
246	185	$4.22	9/16/2008	NASDAQ
247	400	$4.23	9/16/2008	NASDAQ
248	2,600	$4.24	9/16/2008	NASDAQ
249	127	$4.25	9/16/2008	NASDAQ
250	1,300	$4.27	9/16/2008	NASDAQ
251	700	$4.28	9/16/2008	NASDAQ
252	10	$4.29	9/16/2008	NASDAQ
253	200	$4.31	9/16/2008	NASDAQ
254	500	$4.32	9/16/2008	NASDAQ
255	990	$4.35	9/16/2008	NASDAQ
256	528,583	$4.0236	9/16/2008	TASE
257	44	$3.34	9/17/2008	NASDAQ
258	114	$3.35	9/17/2008	NASDAQ
259	249	$3.36	9/17/2008	NASDAQ
260	463	$3.37	9/17/2008	NASDAQ
261	200	$3.39	9/17/2008	NASDAQ
262	300	$3.42	9/17/2008	NASDAQ
263	1,365	$3.44	9/17/2008	NASDAQ
264	604	$3.45	9/17/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 21 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
265	501	$3.47	9/17/2008	NASDAQ
266	300	$3.48	9/17/2008	NASDAQ
267	200	$3.49	9/17/2008	NASDAQ
268	200	$3.50	9/17/2008	NASDAQ
269	100	$3.53	9/17/2008	NASDAQ
270	400	$3.58	9/17/2008	NASDAQ
271	100	$3.59	9/17/2008	NASDAQ
272	600	$3.60	9/17/2008	NASDAQ
273	897	$3.70	9/17/2008	NASDAQ
274	24	$3.72	9/17/2008	NASDAQ
275	103	$3.73	9/17/2008	NASDAQ
276	100	$3.75	9/17/2008	NASDAQ
277	476	$3.76	9/17/2008	NASDAQ
278	145	$3.78	9/17/2008	NASDAQ
279	500	$3.80	9/17/2008	NASDAQ
280	100	$3.82	9/17/2008	NASDAQ
281	100	$3.83	9/17/2008	NASDAQ
282	524	$4.20	9/17/2008	TASE
283	9,192	$4.22	9/17/2008	TASE
284	1,952	$4.23	9/17/2008	TASE
285	1,382	$4.27	9/17/2008	TASE
286	100	$2.93	9/18/2008	NASDAQ
287	100	$2.9775	9/18/2008	NASDAQ
288	200	$2.98	9/18/2008	NASDAQ
289	300	$3.08	9/18/2008	NASDAQ
290	800	$3.09	9/18/2008	NASDAQ
291	300	$3.10	9/18/2008	NASDAQ
292	300	$3.16	9/18/2008	NASDAQ
293	300	$3.17	9/18/2008	NASDAQ
294	300	$3.18	9/18/2008	NASDAQ
295	300	$3.19	9/18/2008	NASDAQ
296	300	$3.20	9/18/2008	NASDAQ
297	300	$3.21	9/18/2008	NASDAQ
298	100	$3.22	9/18/2008	NASDAQ
299	200	$3.23	9/18/2008	NASDAQ
300	300	$3.30	9/18/2008	NASDAQ
301	300	$3.32	9/18/2008	NASDAQ
302	400	$3.34	9/18/2008	NASDAQ
303	100	$3.40	9/18/2008	NASDAQ
304	300	$3.42	9/18/2008	NASDAQ
305	100	$3.47	9/18/2008	NASDAQ
306	900	$3.50	9/18/2008	NASDAQ
307	585	$3.51	9/18/2008	NASDAQ
308	100	$3.54	9/18/2008	NASDAQ
309	600	$3.55	9/18/2008	NASDAQ
310	200	$3.56	9/18/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 22 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
311	400	$3.57	9/18/2008	NASDAQ
312	2,813	$3.15	9/18/2008	TASE
313	7,070	$3.24	9/18/2008	TASE
314	1,621	$3.25	9/18/2008	TASE
315	496	$3.26	9/18/2008	TASE
316	2,000	$3.28	9/18/2008	TASE
317	185	$3.87	9/19/2008	NASDAQ
318	200	$3.88	9/19/2008	NASDAQ
319	400	$3.89	9/19/2008	NASDAQ
320	1,500	$3.90	9/19/2008	NASDAQ
321	200	$3.92	9/19/2008	NASDAQ
322	200	$3.93	9/19/2008	NASDAQ
323	10	$3.94	9/19/2008	NASDAQ
324	1,913	$3.95	9/19/2008	NASDAQ
325	500	$3.96	9/19/2008	NASDAQ
326	900	$3.97	9/19/2008	NASDAQ
327	2,065	$3.98	9/19/2008	NASDAQ
328	12	$3.99	9/19/2008	NASDAQ
329	100	$4.01	9/19/2008	NASDAQ
330	400	$3.48	9/22/2008	NASDAQ
331	1,700	$3.49	9/22/2008	NASDAQ
332	518	$3.50	9/22/2008	NASDAQ
333	400	$3.51	9/22/2008	NASDAQ
334	225	$3.52	9/22/2008	NASDAQ
335	575	$3.53	9/22/2008	NASDAQ
336	500	$3.54	9/22/2008	NASDAQ
337	1,702	$3.55	9/22/2008	NASDAQ
338	500	$3.56	9/22/2008	NASDAQ
339	300	$3.57	9/22/2008	NASDAQ
340	400	$3.58	9/22/2008	NASDAQ
341	900	$3.59	9/22/2008	NASDAQ
342	900	$3.60	9/22/2008	NASDAQ
343	200	$3.61	9/22/2008	NASDAQ
344	1,000	$3.62	9/22/2008	NASDAQ
345	1,010	$3.63	9/22/2008	NASDAQ
346	300	$3.64	9/22/2008	NASDAQ
347	400	$3.65	9/22/2008	NASDAQ
348	990	$3.66	9/22/2008	NASDAQ
349	100	$3.05	9/23/2008	NASDAQ
350	300	$3.09	9/23/2008	NASDAQ
351	171	$3.11	9/23/2008	NASDAQ
352	929	$3.18	9/23/2008	NASDAQ
353	300	$3.22	9/23/2008	NASDAQ
354	700	$3.24	9/23/2008	NASDAQ
355	1,200	$3.25	9/23/2008	NASDAQ
356	17	$3.26	9/23/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 23 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
357	500	$3.28	9/23/2008	NASDAQ
358	1,000	$3.30	9/23/2008	NASDAQ
359	483	$3.32	9/23/2008	NASDAQ
360	280	$3.33	9/23/2008	NASDAQ
361	1,640	$3.35	9/23/2008	NASDAQ
362	1,300	$3.36	9/23/2008	NASDAQ
363	600	$3.38	9/23/2008	NASDAQ
364	2,200	$3.39	9/23/2008	NASDAQ
365	900	$3.40	9/23/2008	NASDAQ
366	300	$3.44	9/23/2008	NASDAQ
367	1,701	$3.19	9/24/2008	NASDAQ
368	5,120	$3.20	9/24/2008	NASDAQ
369	1,399	$3.21	9/24/2008	NASDAQ
370	500	$3.22	9/24/2008	NASDAQ
371	265	$3.23	9/24/2008	NASDAQ
372	1,200	$3.24	9/24/2008	NASDAQ
373	2,235	$3.25	9/24/2008	NASDAQ
374	400	$3.27	9/24/2008	NASDAQ
375	100	$3.30	9/24/2008	NASDAQ
376	900	$3.05	9/25/2008	NASDAQ
377	800	$3.06	9/25/2008	NASDAQ
378	200	$3.07	9/25/2008	NASDAQ
379	391	$3.08	9/25/2008	NASDAQ
380	1,700	$3.09	9/25/2008	NASDAQ
381	2,929	$3.10	9/25/2008	NASDAQ
382	1,500	$3.11	9/25/2008	NASDAQ
383	1,100	$3.12	9/25/2008	NASDAQ
384	1,600	$3.13	9/25/2008	NASDAQ
385	100	$3.135	9/25/2008	NASDAQ
386	800	$3.14	9/25/2008	NASDAQ
387	700	$3.15	9/25/2008	NASDAQ
388	100	$3.1525	9/25/2008	NASDAQ
389	100	$3.155	9/25/2008	NASDAQ
390	1,874	$2.94	9/26/2008	NASDAQ
391	500	$2.945	9/26/2008	NASDAQ
392	804	$2.95	9/26/2008	NASDAQ
393	300	$2.96	9/26/2008	NASDAQ
394	1,000	$2.97	9/26/2008	NASDAQ
395	1,103	$2.98	9/26/2008	NASDAQ
396	800	$2.99	9/26/2008	NASDAQ
397	1,200	$3.00	9/26/2008	NASDAQ
398	200	$3.01	9/26/2008	NASDAQ
399	100	$3.07	9/26/2008	NASDAQ
400	500	$3.08	9/26/2008	NASDAQ
401	600	$3.09	9/26/2008	NASDAQ
402	3,939	$3.10	9/26/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 24 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
403	409	$2.87	9/29/2008	NASDAQ
404	901	$2.88	9/29/2008	NASDAQ
405	2,500	$2.89	9/29/2008	NASDAQ
406	3,799	$2.90	9/29/2008	NASDAQ
407	100	$2.91	9/29/2008	NASDAQ
408	800	$2.92	9/29/2008	NASDAQ
409	300	$2.93	9/29/2008	NASDAQ
410	200	$2.94	9/29/2008	NASDAQ
411	691	$2.942	9/29/2008	NASDAQ
412	100	$2.95	9/29/2008	NASDAQ
413	900	$2.96	9/29/2008	NASDAQ
414	1,891	$2.97	9/29/2008	NASDAQ
415	1,500	$2.98	9/29/2008	NASDAQ
416	600	$3.02	9/29/2008	NASDAQ
417	100	$2.93	9/30/2008	NASDAQ
418	100	$2.98	9/30/2008	NASDAQ
419	300	$2.99	9/30/2008	NASDAQ
420	820	$3.00	9/30/2008	NASDAQ
421	24	$3.07	9/30/2008	NASDAQ
422	3,376	$3.08	9/30/2008	NASDAQ
423	700	$3.16	9/30/2008	NASDAQ
424	2,100	$3.17	9/30/2008	NASDAQ
425	1,300	$3.18	9/30/2008	NASDAQ
426	271	$3.20	9/30/2008	NASDAQ
427	300	$3.21	9/30/2008	NASDAQ
428	300	$3.22	9/30/2008	NASDAQ
429	1,000	$3.23	9/30/2008	NASDAQ
430	800	$3.24	9/30/2008	NASDAQ
431	400	$3.25	9/30/2008	NASDAQ
432	600	$3.26	9/30/2008	NASDAQ
433	400	$3.27	9/30/2008	NASDAQ
434	1,500	$3.29	9/30/2008	NASDAQ
435	300	$3.30	9/30/2008	NASDAQ
436	605	$2.91	10/1/2008	NASDAQ
437	998	$2.95	10/1/2008	NASDAQ
438	1,501	$2.97	10/1/2008	NASDAQ
439	1,163	$2.98	10/1/2008	NASDAQ
440	995	$2.99	10/1/2008	NASDAQ
441	1,100	$3.00	10/1/2008	NASDAQ
442	900	$3.01	10/1/2008	NASDAQ
443	1,800	$3.02	10/1/2008	NASDAQ
444	300	$3.025	10/1/2008	NASDAQ
445	300	$3.03	10/1/2008	NASDAQ
446	2,529	$3.04	10/1/2008	NASDAQ
447	1,900	$3.06	10/1/2008	NASDAQ
448	500	$3.08	10/1/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 25 of 27

No.	Shares Purchased	Price Per Share	Date	Exchange
449	100	$3.20	10/1/2008	NASDAQ
450	100	$2.94	10/2/2008	NASDAQ
451	600	$2.95	10/2/2008	NASDAQ
452	2,000	$2.97	10/2/2008	NASDAQ
453	1,800	$2.98	10/2/2008	NASDAQ
454	900	$2.99	10/2/2008	NASDAQ
455	3,000	$3.00	10/2/2008	NASDAQ
456	2,291	$3.01	10/2/2008	NASDAQ
457	500	$3.02	10/2/2008	NASDAQ
458	600	$3.03	10/2/2008	NASDAQ
459	800	$3.04	10/2/2008	NASDAQ
460	1,600	$3.05	10/2/2008	NASDAQ
461	200	$3.09	10/2/2008	NASDAQ
462	300	$3.10	10/2/2008	NASDAQ
463	500	$3.01	10/3/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 26 of 27

Exhibit 1

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is entered into as of the 29th day of December, 2008 by and among Mr. Yosef A. Maiman, a citizen of Israel and Peru, Di-Rapallo Holdings Ltd., an Israeli corporation, Merhav (M.N.F.) Ltd., an Israeli corporation, De Majorca Holdings Ltd., an Israeli corporation, Mr. Ohad Maiman, a citizen of Israel, Ms. Noa Maiman, a citizen of Israel, and Mr. Yoav Maiman, a citizen of Israel.

Each party hereto hereby agrees to prepare jointly and to file timely (or otherwise to deliver, as appropriate) all statements on Schedule 13D or amendments thereto (“13D Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of Class A stock, $1.00 par value, of Ampal-American Israel Corporation, and each mutually covenants to each of the other parties that it will fully cooperate with the others in the preparation and timely filing of all such 13D Filings.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above set forth.

/s/ Yosef A. Maiman
Yosef A. Maiman

/s/ Ohad Maiman
Ohad Maiman

/s/ Noa Maiman
Noa Maiman

/s/ Yoav Maiman
Yoav Maiman

DI-RAPALLO HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 27 of 27

MERHAV (M.N.F.) LIMITED

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Chariman of the Board of Directors

DE MAJORCA HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director